FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 March 2011

HSBC BANK BERMUDA AGREES TO SELL INSURANCE MANAGEMENT BUSINESS TO KANE GROUP

HSBC Bank Bermuda Limited, HSBC Bank (Cayman) Limited, and HSBC Insurance Agency (USA) Inc. have signed agreements with Kane Group('Kane') in relation to the sale and purchase of HSBC Insurance Holdings (Bermuda) Limited, HSBC Insurance SPC Limited and the insurance management business and assets of HSBC Bank (Cayman) Limited and HSBC Insurance Agency (USA) Inc. (together the 'Business'). Under this agreement, Kane will acquire the Business for a total amount of US$27.5m payable in cash.

As part of the transaction, Kane will retain all HSBC staff employed by the Business. HSBC and Kane will work together to ensure a smooth transition and have entered into a transitional services agreement under which services will be provided by HSBC to Kane to allow uninterrupted client service. HSBC and Kane are also co-operating on the transfer of certain client agreements to Kane.

Completion of the purchase, which is subject to regulatory and other approvals, is expected in the second quarter of 2011.

Phil Butterfield, CEO of HSBC in Bermuda said "We are delighted with the new arrangements for our insurance management business. We look forward to hearing about its continued success under its new ownership."

Media enquiries to:
HSBC Bank Bermuda:	Susan Jackson	+ 144299-6339 or at susan.e.jackson@hsbc.bm
HSBC Group:	Brendan McNamara	+44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1.  HSBC Bank Bermuda Limited

HSBC Bank Bermuda Limited has been operating in Bermuda since 1889. It offers a range of retail and wholesale banking services for personal, corporate and institutional customers.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455 billion at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  11 March, 2011